EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Three Months Ended March 31, 2007
Fixed charges:
Interest expense*	$128
Estimated interest portion of rents	7
Total fixed charges	$135

Income:
Income from continuing operations before income taxes	$284
Fixed charges	135
Adjusted income	$419

Ratio of income to fixed charges	3.10

* Excludes interest expense related to unrecognized tax benefits.